MOUNTAIN LAKE RESOURCES INC.
#1700, Purdy's Wharf Tower 1
1959 Upper Water Street
Halifax, Nova Scotia Canada B3J 3N2

February 5, 2009

Richmont Mines Inc.
161 Avenue Principale
Rouyn-Noranda, Quebec
J9X 4P6

VIA E-MAIL

Attention: Mr. Martin Rivard, President

Dear Martin:

RE: Mountain Lake Resources Inc. (the "**Optionee**") and Richmont Mines Inc. (the "**Optionor**") wish to enter a Letter Agreement (the "**Letter Agreement**") whereby the Optionee is granted the Option to Purchase a 70% Interest in the Valentine Lake Property located in Newfoundland (the "**Property**"), as more particularly described in the Joint Venture Agreement dated June 17, 2008 (the "**JV Agreement**") between the Optionee and the Optionor.

This Letter Agreement will confirm our understanding of your grant to us of an irrevocable option to acquire your 70% interest in the Property, on the following terms and conditions:

1. REPRESENTATIONS AND WARRANTIES

1.1 The Optionor represents and warrants that the Optionor's interest in the Property is free and clear of all liens, charges and encumbrances, except the underlying royalties outlined in the JV Agreement and is properly recorded and staked in accordance with the laws of Newfoundland, and is in good standing with respect to the filing of annual assessment work.

1.2 The Optionor has the absolute right to enter into this Letter Agreement without first obtaining the consent of any other person or body corporate and no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of any portion of the Optionor's interest in the Property.

1.3 The Optionor has completed all necessary and proper corporate acts and procedures for the Optionor to enter into this Letter Agreement and carry out its terms to the full extent.

1.4 The Optionee is a corporation duly incorporated and organized and validly existing under the laws of the jurisdiction of its incorporation and has the corporate power, authority and capacity to enter into this agreement and perform its obligations hereunder.

1.4 The Optionee is a corporation duly incorporated and organized and validly existing under the laws of the jurisdiction of its incorporation and has the corporate power, authority and capacity to enter into this agreement and perform its obligations hereunder.

1.5 The Optionee has completed all necessary and proper corporate acts and procedures for the Optionee to enter into this Letter Agreement and carry out its terms to the full extent.

1.6 This Letter Agreement constitutes valid and legal binding obligations of the Optionee enforceable in accordance with its terms.

1.7 Neither the execution and delivery of this Letter Agreement nor compliance with the terms thereof by the Optionee will breach or violate any statute, law or regulation or any of the terms, conditions or provisions of the articles of incorporation or by-laws of the Optionee or any judgment, order, agreement or other instrument to which the Optionee is a party.

1.8 The Optionee represents and warrants that all of the Optionee's common shares issued to the Optionor under this Letter Agreement will be validly issued in accordance with applicable securities laws, and will be issued as fully paid and non-assessable common shares, free of any trading restrictions, except for such escrow or resale restrictions as may be imposed by applicable securities laws or the policies of the TSX Venture Exchange.

2. OPTION

2.1 The Optionor irrevocably grants to the Optionee the sole and exclusive right and option to acquire its 70% interest in and to the Property, free and clear of all liens, charges, encumbrances and claims except the underlying royalties outlined in the JV Agreement (the "Option"), in accordance with the terms and conditions of this Letter Agreement.

2.2 In consideration of the grant of the Option, the Optionee agrees to pay to the Optionor the sum of Six Hundred and Twenty-Five Thousand Dollars ($625,000) to be paid by the issuance to the Optionor of Two Million Five Hundred Thousand (2,500,000) common shares in the capital stock of the Optionee at a deemed value of $0.25 per share, within five (5) days of the Approval Date (as defined in Section 14.6 hereof).

3. EXERCISE OF OPTION

3.1 The Optionee may exercise the Option by paying to the Optionor option payments totaling a further Three Million Dollars ($3,000,000), payable, at the sole election of the Optionee, either entirely in cash or, as to one-half in cash and one-half in common shares of the Optionee; and by incurring a total of One Million Dollars ($1,000,000) in exploration and development expenditures on the Property, in the installments and on or before the dates specified below:

Date for Completion	Option Payment (expressed in dollars)	Exploration and Development Expenditures
24 months from Approval Date	$500,000	$500,000
36 months from Approval Date	$1,000,000	Nil
48 months from Approval Date	$1,500,000	Nil
60 months from Approval Date	Nil	$500,000
TOTAL	**$3,000,000**	**$1,000,000**

3.2 Any work expenditures in excess of any period's requirements under Section 3.1 above will be credited to the next succeeding period's requirements. In the event any option payment or the minimum work requirements for any period are not met, the Option will terminate, subject to the notice provisions of Section 9.1 below.

GAW

3.3 All payments made hereunder by the Optionee as option payments or as expenditures on the Property shall be non refundable and in the event that the Option is terminated or abandoned, the Optionor shall have no obligation whatsoever to reimburse any such payments to the Optionee.

3.4 In the event that the Optionee elects to pay half of the option payments in common shares of the Optionee, such common shares will be valued at a deemed price equal to the average closing price of the Optionee's shares as listed on the TSX Venture Exchange, for the ten (10) trading days immediately preceding the fifteenth (15th) day preceding the relevant anniversary date of the Approval Date on which the common shares are to be issued.

3.5 The operation of the JV Agreement is suspended during the term of the Option. In the event that the Option is terminated or abandoned, the operation of the JV Agreement will resume effective as of the date of termination or abandonment of the Option, as the case may be, and the JV Agreement will continue to have full force and effect between the parties.

4. ACTIVITIES ON THE PROPERTY AND INDEMNIFICATION

4.1 During the term of the Option:

(a) all exploration, mining and other activities conducted by the Optionee on or with respect to the Property must be in accordance with good exploration, development, mining and reclamation practice, and in compliance with all applicable laws, permits and licenses, including all applicable environmental laws;

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(b) the Optionee shall obtain all permits and/or licenses as may be required in order to conduct its activities on the Property and shall secure the site on the Property at all times; and

(c) the Optionee will incur such work on the Property and will pay all such taxes, charges or fees as shall be required to keep the Property in good standing, including, without limitation, all applicable municipal property taxes, business occupancy taxes, fees payable to the Natural Resources Department of the Government of Newfoundland and licenses payable in relation to the Property.

4.2 The Optionee shall and hereby does indemnify and save the Optionor, its officers, directors, employees and shareholders harmless from and against any and all losses, liabilities, claims, demands, damages, expenses and suits in any way relating to any exploration, mining or other activities or omissions of the Optionee with respect to the Property.

5. JOINT VENTURE

5.1 In the event that the Optionee exercises the Option in accordance with the terms of this Letter Agreement and that the Optionee, as a result of such exercise, becomes the owner of a 100% interest in the Property, then the JV Agreement shall become null and void.

6. TRANSFER OF PROPERTY

6.1 Upon exercise of the Option in accordance with the terms of this Letter Agreement, the Optionor will forthwith deliver to the Optionee a deed of transfer, or such other instrument as may be required, transferring to the Optionee a 70% interest in and to the Property and all of its rights and interests in the JV Agreement.

7. ABANDONMENT OF OPTION

7.1 The Optionee may elect to abandon the exercise of the Option, by providing thirty (30) days prior written notice to the Optionor of such abandonment.

7.2 In the event that the Option is abandoned as set out above, the Optionee and Optionor will again be bound by the terms of the JV Agreement; and

(a) the Optionee shall have the obligation to leave the Property in good standing with respect to the filing of annual assessment work and the payment of rental fees for a period of at least six (6) months from the effective date of such abandonment; and

(b) the Optionee's exploration and development expenditures made under this Letter Agreement will be deemed to be contributions and credited as prepayments towards its share of future costs for Programs and Budgets under the JV Agreement. For clarification purposes, it is understood that the Optionee's exploration and development expenditures shall not include the payment made under Section 2.2 hereof nor any option payments made hereunder in cash or in common shares.

8. RIGHT OF ENTRY

8.1 During the term of the Option, the Optionee will have the right to enter upon the Property, enjoy quiet possession thereof, explore for minerals thereon, bring and erect upon the Property such mining facilities as it may consider advisable and remove up to a maximum of 20,000 tonnes of material for the purposes of bulk testing or pilot plant operations.

8.2 The Optionee grants to the Optionor or its duly authorized representatives in writing, access to the Property at their own risk and liability, provided that such access is not disruptive to the exploration or mining activities of the Optionee.

9. DEFAULT

9.1 In the event that the Optionee is in default of any of its obligations hereunder, the Optionee will not lose any rights under this Letter Agreement until the Optionor has given to the Optionee notice of such default and the Optionee does not cure such default within thirty (30) days from the Optionee's receipt of such notice.

10. RIGHT OF FIRST REFUSAL

10.1 In the event that the Optionor wishes to sell from its shareholdings One Hundred Thousand (100,000) common shares of the Optionee or more (the "**offered shares**") within a 30 day period, the Optionor will first notify the Optionee of its intention to sell, and then the Optionee will have a period of five (5) business days to find a buyer or buyers for such offered shares at a price to be mutually agreed, after which unless an agreement to sell the offered shares or any part thereof has been reached, then the Optionor will be free to sell such unsold offered shares in the open market or to any third party purchaser as it deems fit and will use its best efforts to act prudently for the level of market liquidity available at the time of sale.

11. OPTION ONLY

11.1 This is an option only, and nothing herein will be construed as obligating the Optionee to do any acts or make any payments hereunder and any acts or payments as are made hereunder will not be construed as obligating the Optionee to do any further act or make any further payment.

12. FURTHER ASSURANCES

12.1 The parties hereto agree to do or cause to be done all acts or things necessary to implement and carry into effect the provisions and intent of this Letter Agreement.

13. NOTICE

13.1 All notices, requests, consents, and other communications required or permitted to be given hereunder shall be in writing and either delivered by hand or sent by telecopier, or by prepaid registered mail, and shall be presumed given and received when so delivered by hand or by telecopier, or four (4) business days following the sending thereof by prepaid registered mail, and when addressed as follows:

If to the Optionor, to:

Richmont Mines Inc.
161 Avenue Principale
Rouyn-Noranda, Quebec J9X 4P6

Attention: Martin Rivard
Telecopier: (819) 797-0166

If to the Optionee, to:

Mountain Lake Resources Inc.
1700, Purdy's Wharf Tower 1
1959 Uper Water Street
Halifax, Nova Scotia
B3J 3N2

Attention: Gary Woods
Telecopier: (902) 542-0235

or to such other person or address as any party shall designate by notice in writing to the others in accordance herewith.

In the event of postal strike or other mail service interruption, existing or threatened, all notices and other communications shall be hand delivered or sent by telecopier.

14. GENERAL

14.1 This Letter Agreement will be governed and construed in accordance with the laws of Newfoundland and Labrador.

14.2 Any capitalized terms and expressions used herein which are not expressly defined shall have the same meanings as set forth in the JV Agreement.

14.3 This Letter Agreement is intended to create binding legal relations among the parties and will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns as the case may be.

14.4 In the event that any provision of this Letter Agreement is held unenforceable or invalid by a court of law, this Letter Agreement will be read as if such unenforceable or invalid provision were removed.

14.5 The rights and obligations of the Optionee created by this Letter Agreement are assignable by the Optionee upon written notice to the Optionor.

14.6 In the event a Party is required or wishes to issue a press release containing confidential information about the Property, it shall provide the other Party with a draft of the intended release for review and comment within two Business days; the other Party shall have the rights to object and withhold its consent set forth above acting reasonably but if no comment is provided within such time, the Party will be free to issue the press release.

14.7 This Letter Agreement is subject to the prior acceptance for filing of the TSX Venture Exchange on behalf of the Optionee. The Optionee will use its best efforts to obtain such acceptance within sixty (60) days of the execution of this Letter Agreement (the date of such acceptance being referred to as the "**Approval Date**" herein).

14.8 All dollar amounts referred to herein shall be in Canadian currency.

14.9 This Letter Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument. Any signature to this Letter Agreement delivered by e-mail, telecopier (fax), or other similar form of telecommunication, shall be deemed to be an original of such signature, and shall be accepted as due and proper execution and delivery of this Letter Agreement for all purposes.

If the foregoing terms and conditions, and the attached schedules which form a part of this Letter Agreement, accurately set out our mutual understandings, please indicate your acceptance by signing this letter where indicated below and returning to us the enclosed copy duly signed by e-mail (to mountain_lake@ns.sympatico.ca) or by fax (to 902-542-0235) by 4:30 pm (Atlantic time) on Monday, February 9, 2009. 6 GAW MR

Yours very truly,

MOUNTAIN LAKE RESOURCES INC.

Per: [signature]

Gary Woods, President

The above terms and conditions are accepted and approved as of the date first above written.

RICHMONT MINES INC.

[signature]

Martin Rivard, President